EXHIBIT 99.1

Olverembatinib Granted Breakthrough Therapy Designation for the Treatment of Philadelphia Chromosome-Positive (Ph+) Acute Lymphoblastic Leukemia (ALL)

ROCKVILLE, Md. and SUZHOU, China, March 05, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company engaged in discovering, developing, and commercializing therapies to address global unmet medical needs primarily for hematological malignancies, today announced that its drug, olverembatinib, has been granted a Breakthrough Therapy Designation (BTD) by the Center for Drug Evaluation (CDE) of China’s National Medical Products Administration (NMPA), for combination with low-intensity chemotherapy for the first-line treatment of newly-diagnosed patients with Philadelphia chromosome-positive (Ph+) acute lymphoblastic leukemia (ALL).

This marks the third BTD granted to olverembatinib in China, with the first BTD granted in March 2021, for the treatment of patients with chronic-phase chronic myeloid leukemia (CML-CP) resistant and/or intolerant to first- and second-generation tyrosine kinase inhibitors (TKIs); and the second BTD granted in June 2023, for the treatment of patients with succinate dehydrogenase (SDH)-deficient gastrointestinal stromal tumor (GIST) who had received first-line treatment.

BTDs are commonly granted to innovative drugs or modified novel drugs that are intended for the prevention or treatment of serious life-threatening diseases and/or conditions that severely impact the quality of life for which there is no existing treatment or where sufficient evidence indicates advantages over currently available treatment options. Drugs that have been granted BTDs are prioritized by the CDE in communications, and in receiving guidance to advance the drug development progress. Furthermore, if the applicant meets the relevant conditions after evaluation, BTD-designated drugs will be eligible for Priority Review status and conditional approvals upon submission of China’s version of a New Drug Application (NDA). In conclusion, granting of BTDs effectively accelerates development and review of innovative drugs and modified novel drugs presenting significant clinical value or addressing urgent unmet clinical needs.

The incidence rate of ALL in China is approximately 0.69/100,000; and Ph+ ALL, accounting for 20%-30% of all ALL cases in adults, is more common in the elderly with poor tolerance to treatment1. Prior to the introduction of TKIs, a class of targeted small molecule compounds, the five-year overall survival (OS) rate of patients with Ph+ ALL treated with chemotherapy alone was below 20%2. The clinical adoption of TKIs has resulted in a new clinical paradigm for patients with Ph+ ALL. The first- and second-generation TKIs still present considerable limitations, including a high relapse rate, short disease-free survival and poor prognosis. Moreover, no TKI has yet been approved for the first-line treatment of Ph+ ALL in China, resulting in a huge unmet medical need in the field.

Ascentage Pharma’s approved drug, olverembatinib, is the first China-approved third-generation BCR-ABL inhibitor and it is being jointly commercialized in China by Ascentage Pharma and Innovent Biologics. To date, olverembatinib has been approved in China for the treatment of adult patients with TKI-resistant CML-CP or accelerated-phase CML (CML-AP) harboring the T315I mutation and adult patients with CML-CP resistant to and/or intolerant of first- and second-generation TKIs. All approved indications have been included into the China National Reimbursement Drug List (NRDL).

In July 2023, the CDE cleared a global registrational Phase III study of olverembatinib in combination with chemotherapy versus imatinib in combination with chemotherapy for the treatment of patients with naïve Ph+ ALL, paving the way for olverembatinib to potentially become the first TKI approved in China for the treatment of Ph+ ALL in the first-line setting.

Dr. Yifan Zhai, Chief Medical Officer of Ascentage Pharma, said, “We are much encouraged to have olverembatinib’s clinical value once again recognized by the regulatory authority in China. This BTD underscores the therapeutic potential and utility of olverembatinib in Ph+ ALL, a hematologic malignancy with dismal prognosis. Moving forward, we will strive to accelerate this clinical development program for olverembatinib and bring it to more patients as quickly as possible.”

References

  Theresa Liu-Dumlao, Hagop Kantarjian, et al. Philadelphia-positive acute lymphoblastic leukemia: current treatment options. Curr Oncol Rep. 2012 Oct;14(5):387-94.
  Abou Dalle I et. Treatment of Philadelphia Chromosome-Positive Acute Lymphoblastic Leukemia. Curr Treat Options Oncol2019 Jan 24;20(1):4.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

The Company has built a rich pipeline of innovative drug candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53; and next-generation TKIs that target kinase mutants emergent during cancer treatment. Ascentage Pharma is also the only company in the world with active clinical programs targeting all known key apoptosis regulators. The Company has conducted more than 40 clinical trials in the US, Australia, Europe, and China, including 11 completed or ongoing US/global registrational trials on the company’s 5 key clinical-stage assets, of which 2 trials are regulated by the US FDA.

Olverembatinib, one of the company’s lead assets, is already approved in China with all of its approved indications included into the China National Reimbursement Drug List (NRDL). Olverembatinib is an investigational drug that has not been approved for any indication outside China.

Meanwhile, a New Drug Application (NDA) for another one of Ascentage Pharma’s key drug candidates, the novel Bcl-2 selective inhibitor lisaftoclax (APG-2575), has already been accepted and granted the Priority Review designation by the China CDE.

To date, Ascentage Pharma has obtained a total of 16 ODDs from the US FDA and 1 Orphan Designation from the EMA of the EU for 4 of the company’s investigational drug candidates. Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies such as Takeda, AstraZeneca, Merck, Pfizer and Innovent; and research and development relationships with leading research institutions such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan.

The company has built a talented team with a wealth of global experience in the discovery and development of innovative drugs and fully functional commercial manufacturing and Sales & Marketing teams. One pivotal aim of Ascentage Pharma is to continuously strengthen its R&D capabilities and accelerate its clinical development programs, in order to fulfil its mission of addressing unmet clinical needs in China and around the world for the benefit of more patients.

Forward-Looking Statements
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Contacts
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Stephanie Carrington
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ICR Healthcare
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